SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13G/A
                                ----------------



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1*)

                                 Ecotality, Inc.
                                (NAME OF ISSUER)

                    Common Stock, par value $0.001 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    27922Y103
                                 (CUSIP NUMBER)

                                December 31, 2009
             (Date of Event which requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)






                              (Page 1 of 17 PAGES)
------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27922Y103                   13G/A                 PAGE 2 of 17 PAGES

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Partners Fund II, L.P.
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    245,000 shares of Common Stock

                    Warrants to purchase 245,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    245,000 shares of Common Stock

                    Warrants to purchase 245,000 shares of Common Stock
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                 245,000 shares of Common Stock

                 Warrants to purchase 245,000 shares of Common Stock.
-------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
-------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         5.17%
-------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON **
             PN
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27922Y103                   13G/A                 PAGE 3 of 17 PAGES

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Partners Institutional Fund, L.P.
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    187,150 shares of Common Stock

                    Warrants to purchase 187,150 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    187,150 shares of Common Stock

                    Warrants to purchase 187,150 shares of Common Stock
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                 187,150 shares of Common Stock

                 Warrants to purchase 187,150 shares of Common Stock

-------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
-------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         3.95%
-------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON **
               PN
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27922Y103                   13G/A                  PAGE 4 of 17 PAGES

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Partners Renewable Energy Fund, L.P.
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    150,625 shares of Common Stock

                    Warrants to purchase 150,625 shares of Common Stock

OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    150,625 shares of Common Stock

                    Warrants to purchase 150,625 shares of Common Stock
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                 150,625 shares of Common Stock

                 Warrants to purchase 150,625 shares of Common Stock
-------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
-------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         3.18%
-------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON **
               PN
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27922Y103                   13G/A                 PAGE 5 of 17 PAGES

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Offshore Fund, Ltd.
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
-------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    46,183 shares of Common Stock

                    Warrants to purchase 46,183 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    46,183 shares of Common Stock

                    Warrants to purchase 46,183 shares of Common Stock
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                 46,183 shares of Common Stock

                 Warrants to purchase 46,183 shares of Common Stock
-------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
-------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)
         0.97%
-------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON **
               CO
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27922Y103                   13G/A                 PAGE 6 of 17 PAGES

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Renewable Energy Offshore Fund, Ltd.
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
-------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    57,708 shares of Common Stock

                    Warrants to purchase 57,708 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    57,708 shares of Common Stock

                    Warrants to purchase 57,708 shares of Common Stock
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                 57,708 shares of Common Stock

                 Warrants to purchase 57,708 shares of Common Stock
-------------------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
-------------------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         1.22%
-------------------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON **
               CO
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27922Y103                   13G/A                 PAGE 7 of 17 PAGES

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Advisory Partners
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
-------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    694,443 shares of Common Stock

                    Warrants to purchase 694,443 shares of Common Stock *
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    694,433 shares of Common Stock

                    Warrants to purchase 694,443 shares of Common Stock *
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                 694,443 shares of Common Stock

                 Warrants to purchase 694,443 shares of Common Stock *
-------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
-------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.99% *
-------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON **
                PN; IA
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
* As more fully described in Item 4, certain of these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 27922Y103                   13G/A                 PAGE 8 of 17 PAGES

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Ardsley Partners I
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
-------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    582,775 shares of Common Stock

                    Warrants to purchase 582,775 shares of Common Stock *
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    582,775 shares of Common Stock

                    Warrants to purchase 582,775 shares of Common Stock *
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                 582,775 shares of Common Stock

                 Warrants to purchase 582,775 shares of Common Stock *
-------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
-------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.99% *
-------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON **
               PN
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27922Y103                   13G/A                  PAGE 9 of 17 PAGES

-------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
          Philip J. Hempleman
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY

-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    694,443 shares of Common Stock

                    Warrants to purchase 694,443 shares of Common Stock *
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    694,443 shares of Common Stock

                    Warrants to purchase 694,443 shares of Common Stock *
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                 694,443 shares of Common Stock

                 Warrants to purchase 694,443 shares of Common Stock *
-------------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
-------------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          9.99%
-------------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON **
               IN
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 27922Y103                   13G/A                PAGE 10 of 17 PAGES

ITEM 1(a).  NAME OF ISSUER:

             The name of the issuer is Ecotality, Inc. (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             6821 E. Thomas Road,
             Scottsdale, AZ 85251

ITEM 2(a).  NAME OF PERSON FILING:

     This statement is filed by:

     (i) Ardsley Partners Fund II, L.P., a Delaware limited partnership ("AP II"), with respect to the shares of Common Stock, par value $0.001 per share ("Common Stock") directly owned by it;

     (ii) Ardsley Partners Institutional Fund, L.P., a Delaware limited partnership ("Ardsley Institutional"), with respect to the shares of Common Stock directly owned by it;

     (iii) Ardsley Partners Renewable Energy Fund, L.P., a Delaware limited partnership ("Ardsley Energy"), with respect to the shares of Common Stock directly owned by it;

     (iv) Ardsley Offshore Fund, Ltd., a British Virgin Islands corporation ("Ardsley Offshore"), with respect to the shares of Common Stock directly owned by it;

     (v) Ardsley Renewable Energy Offshore Fund, Ltd., a British Virgin Islands Corporation ("Ardsley Energy Offshore"), with respect to the shares of Common Stock directly owned by it;

     (vi) Ardsley Advisory Partners, a New York general partnership ("Ardsley") which serves as Investment Manager of Ardsley Offshore and Ardsley Energy Offshore and as Investment Adviser of AP II, Ardsley Institutional, Ardsley Energy and certain managed accounts, with respect to the shares of Common Stock directly owned by Ardsley Offshore, Ardsley Energy Offshore, AP II, Ardsley Institutional, Ardsley Energy and the managed accounts;

     (vii) Ardsley Partners I, a New York general partnership ("Ardsley Partners") which serves as General Partner of AP II, Ardsley Institutional and Ardsley Energy; and

     (viii) Philip J. Hempleman ("Mr. Hempleman"), the Managing Partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock owned by AP II, Ardsley Institutional, Ardsley Energy, Ardsley Offshore, Ardsley Energy Offshore and the managed accounts.

            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

         The address of the business office of each of the Reporting Persons, with the exception of Ardsley Offshore and Ardsley Energy Offshore, is 262 Harbor Drive, Stamford, Connecticut 06902.

         The address of the registered office of Ardsley Offshore and Ardsley Energy Offshore is Romasco Place, Wickhams Cay 1, Roadtown Tortola, British Virgin Islands.

CUSIP No. 27922Y103                   13G/A                 PAGE 11 of 17 PAGES

ITEM 2(c).  CITIZENSHIP:

     AP II, Ardsley Institutional and Ardsley Energy are Delaware limited partnerships. Ardsley Offshore and Ardsley Energy Offshore are British Virgin Islands corporations. Ardsley and Ardsley Partners are New York general partnerships. Mr. Hempleman is a United States Citizen.

ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

ITEM 2(e).  CUSIP NUMBER:  27922Y103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act


          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d- 1(b)(1)(ii)(F)

          (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see item 7

          (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

If this statement is filed pursuant to Rule 13d-1(c), check the box. [X]

CUSIP No. 27922Y103                   13G/A                PAGE 12 of 17 PAGES

ITEM 4.   OWNERSHIP.

     A.   Ardsley Partners Fund II, L.P.
          (a)  Amount beneficially owned: 490,000
          (b) Percent of class: 5.17%. (The percentages used herein and in the rest of Item 4 are calculated based upon the 8,789,016 shares of Common Stock issued and outstanding as of January 27, 2010, as communicated to the Reporting Persons by the Company via email on January 27, 2010 and certain Warrants deemed held by each of the beneficial owners in this Item 4. As set forth in the terms of the Warrants, the number of shares of Common Stock into which the Warrants are convertible is limited to the number of shares that would result in the Reporting Persons collectively having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock. Therefore, the percentage in this Item 4 assumes the conversion of the warrants, subject to the blocker.)
          (c)  (i)   Sole Power to vote or direct the vote: -0-
               (ii)  Shared power to vote or direct the vote: 490,000
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv)  Shared power to dispose or direct the disposition:
                     490,000

     B.   Ardsley Partners Institutional Fund, L.P.
          (a)  Amount beneficially owned: 374,300
          (b)  Percent of class: 3.95%
          (c)  (i)   Sole Power to vote or direct the vote: -0-
               (ii)  Shared power to vote or direct the vote: 374,300
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv)  Shared power to dispose or direct the disposition: 374,300

     C.   Ardsley Partners Renewable Energy Fund, L.P.
          (a) Amount beneficially owned: 301,250
          (b) Percent of class: 3.18%
          (c)  (i)   Sole Power to vote or direct the vote: -0-
               (ii)  Shared power to vote or direct the vote: 301,250
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv)  Shared power to dispose or direct the disposition: 301,250

     D.   Ardsley Offshore Fund, Ltd.
          (a) Amount beneficially owned: 92,366
          (b) Percent of class: 0.92%
          (c) (i)    Sole Power to vote or direct the vote: -0-
              (ii)   Shared power to vote or direct the vote: 92,366
              (iii)  Sole power to dispose or direct the disposition:  -0-
              (iv)   Shared power to dispose or direct the disposition: 92,366

     E.   Ardsley Renewable Energy Offshore Fund, Ltd.
          (a) Amount beneficially owned: 115,416
          (b) Percent of class: 1.22%
          (c) (i)    Sole Power to vote or direct the vote: -0-
              (ii)   Shared power to vote or direct the vote: 115,416
              (iii)  Sole power to dispose or direct the disposition: -0-
              (iv)   Shared power to dispose or direct the disposition: 115,416

     F.   Ardsley Advisory Partners
          (a) Amount beneficially owned:  1,388,886
          (b) Percent of class: 9.99%
          (c) (i)    Sole Power to vote or direct the vote: -0-
              (ii)   Shared power to vote or direct the vote: 1,388,886
              (iii)  Sole power to dispose or direct the disposition: -0-
              (iv)   Shared power to dispose or direct the disposition:
                     1,388,886

CUSIP No. 27922Y103                   13G/A                PAGE 13 of 17 PAGES

      G. Ardsley Partners I
          (a) Amount beneficially owned: 1,165,550
          (b) Percent of class: 9.99%
          (c) (i)    Sole Power to vote or direct the vote: -0-
              (ii)   Shared power to vote or direct the vote: 1,165,550
              (iii)  Sole power to dispose or direct the disposition: -0-
              (iv)   Shared power to dispose or direct the disposition:
                     1,165,550

      H.  Philip J. Hempleman
          (a) Amount beneficially owned: 1,388,886
          (b) Percent of class: 9.99%
          (c) (i)    Sole Power to vote or direct the vote: -0-
              (ii)   Shared power to vote or direct the vote:  1,388,886
              (iii)  Sole power to dispose or direct the disposition: -0-
              (iv)   Shared power to dispose or direct the disposition:
                     1,388,886

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Ardsley, the Investment Manager of Ardsley Offshore and Ardsley Energy Offshore and the Investment Adviser of certain managed accounts, has the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by Ardsley Offshore, Ardsley Energy Offshore and the managed accounts, and accordingly may be deemed the direct "beneficial owner" of such shares of Common Stock.

        Ardsley, the Investment Adviser of AP II, Ardsley Institutional and Ardsley Energy, shares the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by AP II, Ardsley Institutional and Ardsley Energy, and, accordingly, may be deemed the direct "beneficial owner" of such shares of Common Stock.

        Ardsley Partners, the General Partner of AP II, Ardsley Institutional and Ardsley Energy, shares the power to vote and direct the disposition of the shares of Common Stock owned by AP II, Ardsley Institutional and Ardsley Energy and, accordingly, may be deemed the direct "beneficial owner" of such shares of Common Stock.

        Mr. Hempleman is the Managing Partner of Ardsley and Ardsley Partners and in that capacity directs their operations and therefore may be deemed to be the indirect "beneficial owner" of the shares of Common Stock owned by Ardsley Offshore, Ardsley Energy Offshore, AP II, Ardsley Institutional, Ardsley Energy and the managed accounts. Mr. Hempleman disclaims beneficial ownership of all of the shares of Common Stock reported in this 13G/A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
        Not applicable.

ITEM 10.  CERTIFICATION.

     Each of the Reporting Persons hereby makes the following certification:

        By signing below I certify, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. 27922Y103                   13G/A                PAGE 14 of 17 PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:   as of February 16, 2010


                                   ARDSLEY PARTNERS FUND II, L.P.
                                   BY:  ARDSLEY PARTNERS I,
                                        GENERAL PARTNER


                                   BY: /s/ Steve Napoli
                                       ----------------------------
                                       Steve Napoli
                                       General Partner


                                   ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
                                   BY:  ARDSLEY PARTNERS I,
                                        GENERAL PARTNER


                                   BY: /s/ Steve Napoli
                                       ----------------------------
                                       Steve Napoli
                                       General Partner


                                   ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
                                   BY:  ARDSLEY PARTNERS I,
                                        GENERAL PARTNER


                                   BY: /s/ Steve Napoli
                                       ----------------------------
                                       Steve Napoli
                                       General Partner


                                   ARDSLEY OFFSHORE FUND, LTD.


                                   BY: /s/ Steve Napoli
                                       ----------------------------
                                       Steve Napoli
                                       Director


                                   ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.


                                   BY: /s/ Steve Napoli
                                       ----------------------------
                                       Steve Napoli
                                       Director

CUSIP No. 27922Y103                     13G/A              PAGE 15 of 17 PAGES

                                   ARDSLEY ADVISORY PARTNERS
                                   By:  ARDSLEY PARTNERS I
                                        GENERAL PARTNER


                                   BY: /s/ Steve Napoli
                                       ----------------------------
                                       Steve Napoli
                                       General Partner


                                   ARDSLEY PARTNERS I

                                   BY: /s/ Steve Napoli
                                       ----------------------------
                                       Steve Napoli
                                       General Partner



                                   PHILIP J. HEMPLEMAN, INDIVIDUALLY


                                   BY: /s/ Steve Napoli*
                                       ----------------------------
                                       Steve Napoli
                                       As attorney in fact for
                                       Philip J. Hempleman


* Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

CUSIP No. 27922Y103                13G/A                PAGE 16 of 17 PAGES


                                    EXHIBIT 1
               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 16, 2010


                                   ARDSLEY PARTNERS FUND II, L.P.
                                   BY:  ARDSLEY PARTNERS I,
                                        GENERAL PARTNER


                                   BY: /s/ Phil Hempleman
                                       ---------------------------
                                       Phil Hempleman
                                       General Partner


                                   ARDSLEY PARTNERS INSTITUTIONAL FUND, L.P.
                                   BY:  ARDSLEY PARTNERS I,
                                        GENERAL PARTNER


                                   BY: /s/ Phil Hempleman
                                       ---------------------------
                                       Phil Hempleman
                                       General Partner


                                   ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
                                   BY:  ARDSLEY PARTNERS I,
                                        GENERAL PARTNER


                                   BY: /s/ Phil Hempleman
                                       ---------------------------
                                       Phil Hempleman
                                       General Partner


                                   ARDSLEY OFFSHORE FUND, LTD.


                                   BY: /s/ Steve Napoli
                                       ---------------------------
                                       Steve Napoli
                                       Director


                                   ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

                                   BY: /s/ Steve Napoli
                                       ---------------------------
                                       Steve Napoli
                                       Director

CUSIP No. 27922Y103                13G/A                PAGE 17 of 17 PAGES


                                   ARDSLEY ADVISORY PARTNERS
                                   By:  ARDSLEY PARTNERS I
                                        GENERAL PARTNER


                                   BY: /s/ Phil Hempleman
                                       ---------------------------
                                       Phil Hempleman
                                       General Partner


                                    ARDSLEY PARTNERS I

                                   BY: /s/ Phil Hempleman
                                       ---------------------------
                                       Phil Hempleman
                                       General Partner


                                   PHILIP J. HEMPLEMAN, INDIVIDUALLY


                                   BY: /s/ Phil Hempleman
                                       ---------------------------